SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)
OF THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 1)

HOSPITALITY PROPERTIES TRUST

(Name of Subject Company (Issuer))

HOSPITALITY PROPERTIES TRUST

(Name of Filing Person (Issuer))

3.80% CONVERTIBLE SENIOR NOTES DUE 2027
(Title of Class of Securities)

44106MAK8
44106MAJ1
(CUSIP Numbers of Class of Securities)

John G. Murray
President and Chief Operating Officer
Hospitality Properties Trust
Two Newton Place
255 Washington Street, Suite 300
Newton, Massachusetts 02458
(617) 964-8389
(Name, address, and telephone numbers of person authorized to receive notices and communications on behalf of filing persons)

Copy to:

Alexander A. Notopoulos, Jr., Esq.
Sullivan & Worcester LLP
One Post Office Square
Boston, Massachusetts 02109
(617) 338-2800

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**
$79,095,898.62	$9,064.39

*                                         Calculated solely for purpose of determining the amount of the filing fee.  The repurchase price of the 3.80% Convertible Senior Notes due 2027 (the “Notes”), as described herein, is 100% of the principal amount of the notes, plus accrued and unpaid interest up to, but not including, the repurchase date.  As of February 15, 2012, there was $79,054,000 in aggregate principal amount of the Notes outstanding, and it is expected that there will be accrued and unpaid interest in an amount equal to $0.53 per $1,000 principal amount of Notes due on the repurchase date, resulting in an aggregate maximum purchase price of $79,095,898.62.

**                                  Previously paid.  The amount of the filing fee, calculated in accordance with Rule 0-11(b) of the Securities Exchange Act of 1934, as amended, equals $114.60 per $1,000,000 of the aggregate amount of the valuation of the transaction.

☒                                  Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	$9,064.39	Filing Party:	Hospitality Properties Trust
Form or Registration No.:	Schedule TO, File No. 005-44389	Date Filed:	February 16, 2012

☐                                    Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes to designate any transactions to which this statement relates:

☐            third party tender offer subject to Rule 14d-1.

☒          issuer tender offer subject to Rule 13e-4.

☐            going-private transaction subject to Rule 13e-3.

☐            amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☒

INTRODUCTORY STATEMENT

This Amendment No. 1 amends and supplements the Tender Offer Statement on Schedule TO (the “Schedule TO”) filed with the Securities and Exchange Commission on February 16, 2012 by Hospitality Properties Trust, a Maryland real estate investment trust (the “Company”), with respect to the right of each holder (the “Holder”) of the Company’s 3.80% Convertible Senior Notes due 2027 (the “Notes”) to sell and the obligation of the Company to repurchase the Notes (the “Put Option”), as set forth in the Company’s Issuer Repurchase Notice for 3.80% Convertible Senior Notes due 2027, dated February 16, 2012 and filed as an exhibit to the Schedule TO.  This Amendment No. 1 constitutes the final amendment pursuant to Rule 13e-4(c)(4) under the Securities Exchange Act of 1934, as amended.

Item 4.  Terms of the Transaction.

Item 4 of the Schedule TO is hereby amended and supplemented by adding the following:

Pursuant to the terms of the Notes and the Indenture, the Company was obligated, at the option of each Holder, to repurchase on March 20, 2012 all Notes validly surrendered for repurchase and not withdrawn prior to 12:00 midnight, New York City time, at the end of March 15, 2012.  Based on final information provided to the Company by the Trustee, as trustee and paying agent, $70,576,000 aggregate principal amount of Notes was validly surrendered for repurchase, and not withdrawn, in the Put Option.  The Company has accepted for purchase all such Notes.  The aggregate consideration for all of the Notes surrendered for repurchase pursuant to the Put Option was $70,613,248, which includes accrued and unpaid interest to, but not including, March 20, 2012.  The Company has delivered the aggregate consideration to the Trustee for distribution to the Holders.  The Company paid for such Notes using cash on hand.  After giving effect to the repurchase of the surrendered Notes pursuant to the Put Option, an aggregate principal amount of $8,478,000 of the Notes remains outstanding.

Item 12.  Exhibits.

Exhibit No.	Description

(a)(1)(A)*	Issuer Repurchase Notice for 3.80% Convertible Senior Notes due 2027, dated February 16, 2012.

(a)(1)(B)*	Form W-9.

(a)(2)	Not applicable.

(a)(3)	Not applicable.

(a)(4)	Not applicable.

(a)(5)*	Press Release issued by the Company on February 16, 2012.

(b)

Credit Agreement, dated as of September 8, 2011, among the Company, Wells Fargo Bank, National Association, as Administrative Agent, and each of the other financial institutions initially a signatory thereto. (Incorporated by reference to Exhibit 10.1 to the Company’s Current Report on Form 8-K dated September 9, 2011.)

(d)(1)

Indenture, dated as of February 25, 1998, between the Company and State Street Bank and Trust Company. (Incorporated by reference to Exhibit 4.3 to the Company’s Annual Report on Form 10-K for the year ended December 31, 1997.)

(d)(2)

Supplemental Indenture No. 10, dated as of March 7, 2007, between the Company and U.S. Bank National Association, relating to the Company’s 3.80% Convertible Senior Notes due 2027, including form thereof. (Incorporated by reference to Exhibit 4.1 to the Company’s Current Report on Form 8-K dated March 7, 2007.)

(g)	None.

Exhibit No.	Description

(h)	None.

___________________________

*              Previously filed.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

HOSPITALITY PROPERTIES TRUST

By:	/s/ Mark L. Kleifges
	Name:	Mark L. Kleifges
	Title:	Treasurer and Chief Financial Officer

Dated: March 20, 2012

EXHIBIT INDEX

Exhibit No.	Description

(a)(1)(A)*	Issuer Repurchase Notice for 3.80% Convertible Senior Notes due 2027, dated February 16, 2012.

(a)(1)(B)*	Form W-9.

(a)(2)	Not applicable.

(a)(3)	Not applicable.

(a)(4)	Not applicable.

(a)(5)*	Press Release issued by the Company on February 16, 2012.

(b)

Credit Agreement, dated as of September 8, 2011, among the Company, Wells Fargo Bank, National Association, as Administrative Agent, and each of the other financial institutions initially a signatory thereto. (Incorporated by reference to Exhibit 10.1 to the Company’s Current Report on Form 8-K dated September 9, 2011.)

(d)(1)

Indenture, dated as of February 25, 1998, between the Company and State Street Bank and Trust Company. (Incorporated by reference to Exhibit 4.3 to the Company’s Annual Report on Form 10-K for the year ended December 31, 1997.)

(d)(2)

Supplemental Indenture No. 10, dated as of March 7, 2007, between the Company and U.S. Bank National Association, relating to the Company’s 3.80% Convertible Senior Notes due 2027, including form thereof. (Incorporated by reference to Exhibit 4.1 to the Company’s Current Report on Form 8-K dated March 7, 2007.)

(g)	None.

(h)	None.

___________________________

*              Previously filed.